April 23, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:           Jackson National Life Insurance Company of New York
JNLNY Separate Account I (“Registrant”)
File Nos. 333- 70384 and 811-08401

Dear Commissioners:

This filing is Post-Effective Amendment No. 301 under the Investment Company Act of 1940 and Post-Effective Amendment No. 69 under the Securities Act of 1933, and is being made under paragraph (a) of rule 485.  Its purposes are to incorporate responses to oral comments by the Commission staff on the amendment to the registration statement filed on February 15, 2013, under paragraph (a) of rule 485 (Accession No. 0000927730-13-000012), and to make non-material changes that we deem appropriate. We propose that it becomes effective on April 29, 2013, as requested in the Acceleration Request filed herewith.

If you have any questions, please call me at (517) 367-3872.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President, Legal

cc: Alberto Zapata